June 14, 2022

Division of Corporation Finance Office of Trade & Services U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Youdao, Inc. Post-Effective Amendment No. 2 to the Registration Statement on Form F-3 Filed April 28, 2022 File No. 333-252936

Attn:	Division of Corporation Finance Office of Trade & Services

VIA EDGAR

Dear Stacey K. Peikin and Mara Ransom:

This letter sets forth the responses of Youdao, Inc. (“Youdao” or the “Company”) to the comments the Company received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated May 27, 2022. Concurrently with the submission of this letter, the Company is filing a post-effective amendment No. 3 to the Registration Statement on Form F-3 (the “Amendment No. 3”) and certain exhibit via EDGAR to the Commission for review in accordance with the procedures of the Commission. We have included herein the comments in bold, and the Company’s responses are set forth immediately below the comments.

The Company respectfully submits to the Staff that it believes that the disclosures requested in the Staff’s comments below have been substantially addressed in the Company’s annual report for the year ended December 31, 2021 on Form 20-F filed with the Commission on April 28, 2022 (the “Incorporated 20-F”), which is incorporated by reference in the prospectus contained in the Registration Statement. Therefore, the Company believes that the Registration Statement has contained the necessary disclosures in relation to the Company’s operations in China and the related risks. With that being said, the Company has revised the Registration Statement to repeat the existing disclosures in the Incorporated 20-F that address the comments below.

Post-Effective Amendment No. 2 to Form F-3 filed April 28, 2022

Cover Page

1. Where you discuss legal and operational risks associated with being based in or having the majority of the company’s operations in China, please expand to provide the following disclosure:

Clarify whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless;

Response

Please refer to the disclosure on the cover page of the Amendment No. 3 in response to the Staff’s comment.

Address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange;

Response

Please refer to the disclosure on the cover page of the Amendment No. 3 in response to the Staff’s comment.

Where you discuss the Holding Foreign Companies Accountable Act (“HFCAA”), please discuss the Accelerating HFCAA and disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021;

Response

Please refer to the disclosure on the cover page of the Amendment No. 3 in response to the Staff’s comment.

For each legal and operational risk discussed, provide more detailed risk factors in a separately captioned section in your prospectus and provide cross-references to the individual risk factors.

Response

Please refer to the disclosure on the cover page and the Risk Factors section from page 29 to page 39 of the Amendment No. 3 in response to the Staff’s comment.

2. Where you describe how you will refer to the holding company, subsidiaries, and VIEs, we note you are defining “we,” “us,” “our,” or “Youdao” to refer to Youdao, the U.S. holding company, in certain contexts, and to refer to the VIEs and their subsidiaries in other contexts. Please revise your disclosure throughout the prospectus to clearly differentiate, at all times, between the holding company and the operating subsidiaries, and refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. The meaning of a defined term should not depend on the context in which the term is used, but instead should be clear on its face. For example, throughout the prospectus, it should be explicit that your operations are conducted by your operating subsidiaries and not by your holding company.

Response

Please refer to the disclosure on the cover page and page 1 of the Amendment No. 3 in response to the Staff’s comment. The Company respectfully advises the Staff that it has revised the definition of “we,” “us,” “our,” or “Youdao” to refer to only the holding company and its subsidiaries, unless otherwise indicated. The Company has revised the disclosure throughout the prospectus to clearly differentiate the holding company and its subsidiaries on one hand and the VIEs on the other.

Disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations.

Response

Please refer to the disclosure on the cover page of the Amendment No. 3 in response to the Staff’s comment.

Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

Response

Please refer to the disclosure on the cover page of the Amendment No. 3 in response to the Staff’s comment.

3. We note your disclosure that the Cayman Islands holding company depends on certain contractual arrangements with the VIEs to operate a significant portion of its business and that this structure allows it to exercise effective control over the VIEs and be considered the primary beneficiary of the VIEs. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIEs. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIEs. Any references to control or benefits that accrue to you because of the VIEs should be limited to a clear description of the conditions you have satisfied for consolidation of the VIEs under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIEs for accounting purposes.

Response

Please refer to the disclosure on the cover page, page 1, page 4 to page 6, and page 34 of the Amendment No. 3 in response to the Staff’s comment.

4. Where you discuss how cash is transferred through your organization:

In addition to dividends, state whether any transfers or distributions have been made to the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable. We note your disclosure that in 2020 and 2021, Youdao, Inc. extended loans to Youdao Information. Expand your disclosure to quantify the amounts of these loans and quantify any other transfers or distributions that have been made from the holding company to its subsidiaries, consolidated VIEs, or to investors where applicable;

Response

Please refer to the disclosure on the cover page of the Amendment No. 3 in response to the Staff’s comment.

State that, to the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash. Please amend your disclosure here and in the summary risk factors and risk factors sections to contain this disclosure and on the cover page, provide cross-references to these other discussions; and

Response

Please refer to the disclosure on the cover page, page 27 and page 41 of the Amendment No. 3 in response to the Staff’s comment.

Provide cross-references to the condensed consolidating schedule, discussed below, and the consolidated financial statements. In addition, where you discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, the consolidated VIEs or investors, provide a cross-reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections, as well.

Response

Please refer to the disclosure on the cover page of the Amendment No. 3 in response to the Staff’s comment.

5. Please revise the cover page, prospectus summary and risk factors to state that you have been included on the conclusive list of issuers identified under the HFCAA on our website, and acknowledge the ramifications of such identification, including volatility in the trading price of your ADSs.

Response

Please refer to the disclosure on the cover page, page 24 and page 44 to page 45 of the Amendment No. 3 in response to the Staff’s comment.

Prospectus Summary, page i

6. Please revise to add a prospectus summary and address the following comments in that section.

Response

Please refer to the disclosure on page 4 to page 27 of the Amendment No. 3 in response to the Staff’s comment.

7. Disclose clearly that the company uses a structure that involves a VIE based in China and what that entails, and provide early in the summary a diagram of the company’s corporate structure, identifying the person or entity that owns the equity in each depicted entity. Describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

Response

Please refer to the disclosure on page 4 to 10 of the Amendment No. 3 in response to the Staff’s comment.

8. Please move your summary of risk factors to this section and revise your disclosure to individually and specifically identify risks arising from the legal system in China in separate and specific risk factors, including all of the risks identified in comment 1.

Response

Please refer to the disclosure on page 25 to page 27 and page 29 to page 52 and of the Amendment No. 3 in response to the Staff’s comment.

Also discuss the risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response

Please refer to the disclosure on page 4 to page 5, page 9 to page 12, page 32 to page 33, and page 39 to page 40 of the Amendment No. 3 in response to the Staff’s comment.

Provide cross-references to the more detailed discussion of these risks in the prospectus and include the header and page number of the risk factor to which you are referencing.

Response

Please refer to the disclosure on page 5 of the Amendment No. 3 in response to the Staff’s comment.

9. Disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE’s operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Explain the basis for your conclusions.

Response

The Company has disclosed the information requested by the Staff, with support from its PRC legal counsel, in the prospectus. Please refer to the disclosure on page 9 to 10 of the Amendment No. 3 in response to the Staff’s comment.

10. We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

Response

Please refer to the disclosure on page 12 to page 20 of the Amendment No. 3 in response to the Staff’s comment.

11. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

Response

Please refer to the disclosure on page 21 to page 23 of the Amendment No. 3 in response to the Staff’s comment.

12. Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

Response

Please refer to the disclosure on page 24 of the Amendment No. 3 in response to the Staff’s comment.

Risk Factors, page 5

13. Include a risk factor to specifically acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, the securities you are registering may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.

Response

Please refer to the disclosure on page 34 to page 39 of the Amendment No. 3 in response to the Staff’s comment.

14. Include a risk factor that discusses the implications to you under the Holding Foreign Companies Accountable Act. Ensure that it discloses that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted.. Acknowledge that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

Response

Please refer to the disclosure on page 44 to page 45 of the Amendment No. 3 in response to the Staff’s comment.

15. Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response

Please refer to the disclosure on page 32 to page 33, and page 39 to page 40 of the Amendment No. 3 in response to the Staff’s comment.

16. In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date, including the regulations that went into effect on February 15.

Response

Please refer to the disclosure on page 11, page 29 to page 30, and page 33 of the Amendment No. 3 in response to the Staff’s comment.

If you have further questions or comments regarding, or require further information or clarification of, any of the responses provided in this letter or if the Commission has any questions with respect to Youdao Inc.’s Amendment No. 3, please contact the undersigned or Li He (Tel: +852-2533-3306) and Kevin Zhang (Tel: +852-2533-3384) of Davis Polk & Wardwell LLP.

Sincerely yours,

Youdao, Inc.

By:	/s/ Feng Zhou

Name: Feng Zhou

Title: Chief Executive Officer

cc: Li He
Davis Polk & Wardwell LLP